

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2023

Lyndon Lea
Chief Executive Officer
Leo Holdings Corp. II
Albany Financial Center
South Ocean Blvd Suite #507
P.O. Box SP- 63158
New Providence, Nassau, The Bahamas

> **Re: Leo Holdings Corp. II**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on September 14, 2023**
> **File No. 001-39865**

Dear Lyndon Lea:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Peliminary Proxy Statement on Schedule 14A filed September 14, 2023

Proposal No. 1--The Extension Amendment Proposal, page 26

1. We note that you are seeking to extend your termination date to November 12, 2023, which is 34 months from your initial public offering, and thereafter to extend your termination date at your election and without shareholder approval on a monthly basis up to eleven times to October 24, 2024, which is 45 months from your initial public offering. We also note that you are listed on the NYSE and that NYSE Listed Company Manual Section 102.06(e) requires that a special purpose acquisition company complete a business combination within three years. Please revise to explain that the proposal to extend your termination deadline beyond January 12, 2024, does not comply with this rule, or advise, and disclose the risks of your non-compliance with this rule, including that your securities may be subject to suspension and delisting from the NYSE.

<u>Proposal No. 2--The Redemption Limitation Amendment Proposal, page 32</u>

2.   We note that your proposed amendment to the Memorandum and Articles of Association eliminates the limitation that you may not redeem public shares to the extent such redemption would result in you having net tangible assets of less than $5,000,001. We further note your disclosure that you intend to rely on the exclusion from the penny stock rules set forth in Rule 3a51-1(a)(2) of the Exchange Act as a result of your securities being listed on the NYSE. However, if the amount in the trust falls below $5,000,001 as a result of redemptions, you would likely no longer meet the NYSE listing standards. At that point it is possible you would become a penny stock. Please revise here and elsewhere as appropriate to clearly discuss the impact that the trust falling below $5,000,001 would have upon your listing on NYSE and discuss the consideration given to this possibility in your determination that this provision is no longer needed to avoid the definition of penny stock. Please provide clear disclosure that removal of this provision could result in your securities falling within the definition of penny stock and clearly discuss the risk to you and investors if your securities were to fall within the definition of penny stock.

<u>General</u>

3.   We note that your disclosure regarding actions you and/or the sponsor may take to increase your net tangible assets to avoid exceeding the Redemption Limitation includes "attempting to secure waivers of certain of our significant liabilities, including the deferred underwriting fees." However, according to disclosure in your Form S-4, as amended on September 12, 2023, both of the underwriters for your initial public offering have agreed to waive deferred underwriting fees. Please revise your disclosure to reconcile this apparent inconsistency.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Bradley Ecker at (202) 551-4985 or Jennifer Angelini at (202) 551-3047 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing